Issuer Free Writing Prospectus, dated January 23, 2023

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated January 23, 2023

Registration No. 333-266209

AutoZone, Inc.

Final Term Sheet

$450,000,000 4.500% Senior Notes due 2028 (the “2028 Notes”)

$550,000,000 4.750% Senior Notes due 2033 (the “2033 Notes” and, together with the 2028 Notes, the “Notes”)

Dated: January 23, 2023

Terms related to all Notes

Issuer:	AutoZone, Inc. (the “Company”)

Trade Date:	January 23, 2023

Settlement Date:	January 27, 2023 (T+4)*

Interest Payment Dates:	February 1 and August 1 of each year, commencing on August 1, 2023

Change of Control:	The occurrence of a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) will require the Company to offer to repurchase the Notes for cash at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of repurchase.

Ratings**	Baa1 / BBB / BBB

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Truist Securities, Inc. Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.
Senior Co-Managers:	Mizuho Securities USA LLC PNC Capital Markets LLC

Co-Managers

BNP Paribas Securities Corp.

BBVA Securities Inc.

Capital One Securities, Inc.

Citigroup Global Markets Inc.

Citizens Capital Markets, Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

MUFG Securities Americas Inc.

Regions Securities LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Siebert Williams Shank & Co., LLC

Terms related to the 2028 Notes

Securities:	$450,000,000 4.500% Senior Notes due 2028
Principal Amount:	$450,000,000

Maturity:	February 1, 2028

Benchmark Treasury:	UST 3.875% due December 31, 2027

Benchmark Treasury Price / Yield:	101-04 1/4 / 3.622%

Spread to Benchmark Treasury:	+90 basis points

Yield to Maturity:	4.522%

Coupon (Interest Rate):	4.500%

Price to Public:	99.902%

Optional Redemption Provision:

The 2028 Notes will be redeemable at the Company’s option at any time in whole or from time to time in part.

Prior to January 1, 2028 (one month prior to their maturity date) (the “2028 Par Call Date”), the Company may redeem the 2028 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2028 Notes to be redeemed matured on the 2028 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2028 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2028 Par Call Date, the Company may redeem the 2028 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed plus accrued and unpaid interest on the 2028 Notes to be redeemed to, but not including, the redemption date.

CUSIP/ISIN:	053332BC5 / US053332BC52

Terms related to the 2033 Notes

Securities:	$550,000,000 4.750% Senior Notes due 2033

Principal Amount:	$550,000,000

Maturity:	February 1, 2033

Benchmark Treasury:	UST 4.125% due November 15, 2032

Benchmark Treasury Price / Yield:	104-31 / 3.521%

Spread to Benchmark Treasury:	+125 basis points

Yield to Maturity:	4.771%

Coupon (Interest Rate):	4.750%

Price to Public:	99.834%

Optional Redemption Provision:

The 2033 Notes will be redeemable at the Company’s option at any time in whole or from time to time in part.

Prior to November 1, 2032 (three months prior to their maturity date) (the “2033 Par Call Date”), the Company may redeem the 2033 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 Notes to be redeemed matured on the 2033 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2033 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2033 Par Call Date, the Company may redeem the 2033 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 Notes being redeemed plus accrued and unpaid interest on the 2033 Notes to be redeemed to, but not including, the redemption date.

CUSIP/ISIN:	053332BD3 / US053332BD36

*We expect that delivery of the notes will be made to investors on or about January 27, 2023, which will be the fourth business day following the date of pricing of the notes (such settlement being referred to as ‘‘T+4’’). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the delivery of the notes hereunder will be required, by virtue of the fact that the notes will initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day preceding their date of delivery hereunder should consult their advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, Truist Securities, Inc. toll free at 1-800-685-4786 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.